iROBOT CORPORATION
8 Crosby Drive
Bedford MA 01730
June 2, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

RE:	iRobot Corporation
Form 10-K
Filed February 18, 2011
and Documents Incorporated by Reference
File No. 0-51598
Dear Mr. Spirgel:
     This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated May 24, 2011 (the “Comment Letter”) to Mr. John Leahy, Chief Financial Officer and Treasurer of iRobot Corporation (“iRobot” or the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2011 and the documents incorporated by reference therein. The response set forth below has been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.
Form 10-K for the year ended January 1, 2011
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
Comparisons of Years Ended January 2, 2010 and December 27, 2008
1.	We note that you do provide partial explanations for material changes in your financial metrics between financial periods in both your Form 10-K and your Form 10-Q for the quarter ended April 2, 2011. However, in future filings, you should provide more insightful explanations as to why material changes did occur. For example, we note that you attributed the $7.7 million decrease in revenue in your home robots division to a decrease in demand of your home robot products in both your retail and direct channels. In the future, you should expand to discuss why you believe there was a drop in demand (e.g. decreased discretionary consumer spending? Product obsolescence?). During the first quarter of 2011, there was a $4 million decrease in government and industrial robot

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
June 2, 2011

revenue. You do explain that the decrease was primarily due to a 57.1% decrease in units shipped partially offset by a 47.0% increase in net average selling prices, but in the future, you should expand the discussion to explain why you believe government shipments decreased during the period and whether you believe this to be an aberration or trend.
Response 1
     The Company acknowledges the Staff’s comment. In future filings, the Company will provide more insightful explanations of material changes in its financial metrics between financial periods.
Definitive Proxy Statement
Long-Term Incentives, page 24
2.	We note the disclosure that your compensation committee awards stock-based incentives based on various factors “primarily relating to the responsibilities of the individual officer or employee, their past performance, anticipated future contributions and prior option grants.” In future filings explain how the committee’s consideration of each of these factors resulted in the award in the most recent fiscal year. See Item 402(b)(1)(v) of Regulation S-K.
Response 2
     The Company acknowledges the Staff’s comment. In future filings, the Company will explain how the compensation committee’s consideration of each of the factors upon which it awards stock-based incentives resulted in the award in the most recent fiscal year.
* * * *
     The Company acknowledges that
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
June 2, 2011

     If you have any questions with regard to the Company’s responses or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 430-3000.

Sincerely,
/s/ John Leahy
John Leahy
Executive Vice President, Chief Financial Officer and Treasurer